Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

July 22, 2020

FILED AS EDGAR CORRESPONDENCE

Hae-Sung Lee, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on the Delaware Management Company et al., Exemptive Application (File No. 812-15118)

Dear Mr. Lee:

On behalf of Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Fund and Delaware Wilshire Private Markets Tender Fund (each, a “Fund” and together, the “Funds”) and Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Applicants”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via e-mail, regarding Applicants’ application pursuant to section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order of exemption from the provisions of sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to sections 6(c) and 23(c)(3) of the Act for an order of exemption from rule 23c-3 thereunder and pursuant to section 17(d) of the Act and rule 17d-1 thereunder for an order permitting certain transactions (the “Application”). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Applicants. Capitalized terms not defined herein should be given the meaning provided in the Application. Attached hereto as Exhibit A is Amendment Number 1 to the Application marked to indicate all changes.

1.	Comment. Please update the registration status of the Funds.

Response. The requested change has been made.

2.	Comment. On page 4, in the first paragraph, please revise to condense representations regarding the investment strategies and exclude representation on co-investments as it does not pertain to the relief Applicants are seeking.

Response. The requested changes have been made.

3.	Comment. On page 7, please replace the last paragraph with the following paragraphs:

Prior to issuing any class of shares with an annual asset-based service and/or distribution fee, an Initial Fund will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). The Initial Fund’s Board will adopt a Distribution and Service Plan for each additional class of shares, as applicable, in a manner consistent with Rule 12b-1. The Distribution and Service Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to a Distribution and Service Plan, an Initial Fund will pay its distributor (the “Distributor”) an ongoing distribution and service fee (the “Distribution and Servicing Fee”) at an annualized rate approved by the Board based on the net assets attributable to the relevant class of shares. Applicants represent that any asset-based Distribution and Servicing Fee will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of shares would be paid pursuant to a Distribution and Service Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. To the extent a Fund offers any exchange privilege or conversion feature, any such privilege or feature will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

Response. The requested change has been made.

4.	Comment. On page 16, in the last paragraph, please delete the following sentences:

“The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.”

Response. This language is identical to the language found in previously granted multi-class exemptive relief. See e.g., Conversus StepStone Private Markets and StepStone Conversus LLC, Investment Co. Rel. No. 33815 (Mar. 12, 2020) (Notice) and Investment Co. Rel. No. 33851 (Apr. 23, 2020) (Order). Accordingly, Applicants respectfully decline to make the requested change.

5.	Comment. To the extent the Commission issues a notice of the filing of this application and giving interested persons an opportunity to request a hearing on the matter, if the applicants would like interested persons to serve applicants with a copy of any hearing requests by e-mail, please provide an e-mail address for applicants in the amended application below the physical address for the applicants. Such e-mail address will be included in any notice issued of this application.

Response. The e-mail address has been included.

6.	Comment. On page 6 of the document titled Marked Delaware Management Co. Application with SEC Comments (“Marked Application”), please stet the highlighted deletion regarding the shares being purchased only by “accredited investors”.

Response. The requested change has been made.

7.	Comment. On page 7 of the Marked Application, please revise the highlighted phrase to say “shares of a Fund.”

Response. The requested change has been made.

8.	Comment. On page 8 of the Marked Application, under the “Current Structure and Characteristics” heading, please clarify whether both the Feeder Funds and the Master Fund intend to be registered only under the 1940 Act or if this representation applies only to the Master Fund.

Response. The requested change has been made.

9.	Comment. On page 8 of the Marked Application, please revise the highlighted phrase to say “. . . as an interval fund will do so pursuant to Rule 23c-3 under the 1940 Act (“Future Interval Fund”) and will adopt . . .”.

Response. The requested change has been made.

10.	Comment. On page 9 of the Marked Application, the highlighted sentence appears to indicate that a Future Interval Fund may be a tender offer fund (but not rely on Rule 23c-3 under the 1940 Act). Please revise this sentence to follow precedent and make changes to defined terms if necessary.

Response. The requested change has been made.

11.	Comment. Please clarify if Applicants are representing that both interval funds and tender offer funds can have an exchange feature.

Response. Applicants have added language to the Application stating that the Initial Funds are structured to comply with an exemptive order granted to The NASDAQ Private Market, LLC (“NPM”) and its registered broker-dealer and alternative trading subsidiary, NPM Securities, LLC, that provides a limited exemption from Rule 102 of Regulation M.1 The NPM Exemptive Order permits the Master Fund, the Auction Feeder Fund and the Tender Feeder Fund to have the Master Fund and Tender Feeder Fund engage in periodic tender offers during the applicable restricted period under Regulation M even though periodic auctions in the Auction Feeder Fund’s securities also are conducted on NPM’s Alternatives Platform. The NPM Exemptive Order further provides that the only way for investors to acquire shares of the Tender Feeder Fund is to exchange their Auction Feeder Fund shares for Tender Feeder Fund shares in compliance with the conditions of the NPM Exemptive Order, including that the Tender Feeder Fund issue Tender Feeder Fund shares to the exchanging Auction Feeder Fund investor in exchange for Auction Feeder Fund’s portfolio assets on the basis of relative net asset values.2 Shares of Tender Feeder Fund cannot be exchanged for shares in the Auction Feeder Fund.

12.	Comment. (i) Please explain, supplementally, the circumstances under which the Master Fund will need to issue multiple classes and also point us to similar precedents. (ii) Also, please generally compare the application with other master-feeder multi-class applications (e.g., FS Global Credit Opportunities Fund, et al. 812-14567 and AMG Pantheon Private Equity Fund, LLC, et al. 812-14337) and include related representations.

Response. The Application has been amended to include the related representations, including that the Master Fund will not issue multiple classes of its shares and is an Applicant because of the Initial Funds’ master-feeder structure.

[1]	See Order Granting Limited Exemptions from Rule 102 of Regulation M Relating To NPM Securities, LLC's Alternatives Platform, Securities Exchange Act Release No. 34-80052 (February 16, 2017) (Order),
File No. TP 17-06 (the “NPM Exemptive Order”).
[2]	See NPM Exemptive Order, fn. 10. The NPM Exemptive Order further provides that “[t]he Division of Investment Management would not recommend enforcement action to the Commission under Sections 12(d)(1), 17(a), 17(d), or 23(c) of the [1940 Act] and Rule 17d-1 thereunder with respect to the transactions described in [footnote 10]”. Id.

13.	Comment. Applicants represented earlier in the Application that shares will not be registered under the Securities Act. Please explain, supplementally, the applicability of the highlighted footnote on page 9 of the Marked Application.

Response. Applicants represented that only the Initial Funds’ shares will not be registered under the Securities Act. The highlighted footnote applies to Future Interval Funds.

14.	Comment. Please confirm if the repurchase fee will be limited to an aggregate of 2% between the feeder fund and the master fund.

Response. The Application has been revised to indicate that none of the Initial Funds will impose a repurchase fee, but may do so in the future. Applicants confirm that any future repurchase fee will be limited to an aggregate of 2% between the feeder fund and the master fund.

15.	Comment. On page 12 of the Marked Application, please revise the highlighted phrase to say “services required to support.”

Response. The requested change has been made.

16.	Comment. On page 13 of the Marked Application, please revise the highlighted footnote to read “senior security that is a stock as any stock. . .”.

Response. The requested change has been made.

17.	Comment. On page 20 of the Marked Application, please stet the two highlighted deletions.

Response. The requested change has been made.

18.	Comment. On page 21 of the Marked Application, please include the master-feeder multi-class precedents.

Response. The requested change has been made.

19.	Comment. On page 24 of the Marked Application, please explain, supplementally, the reason why the highlighted representation was deleted.

Response. Applicants have revised the Application to include the highlighted representation.

* * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber

EXHIBIT A